UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

0-18813

(Commission File Number)

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THQ INC.
Full Name of Registrant

N/A
Former Name if Applicable

29903 Agoura Road
Address of Principal Executive Office (Street and Number)

Agoura Hills, CA 91301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As announced on November 3, 2006, THQ Inc. (“THQ” or the “Company”) will not be in a position to file its Quarterly Report on Form 10-Q for the second quarter of fiscal 2007 (“Form 10-Q”) by the required filing date and does not currently anticipate that it will be filed on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

The Company announced on August 7, 2006 the Company received a letter of informal inquiry from the United States Securities and Exchange Commission (“SEC”) relating to its stock option grant practices.  The Company’s board of directors appointed a special committee which, with the assistance of independent legal counsel and outside accounting experts, is investigating the Company’s stock option grant practices and overseeing the company’s response to the SEC.  To date, this investigation has determined that the actual measurement dates for financial accounting purposes of certain stock option grants issued in the past are likely to differ from the recorded grant dates of such awards reflected in the Company’s historical financial statements.  As a result, the Company believes it may need to adjust the preliminary financial information presented in the November 3, 2006 news release, and is likely to need to restate certain historical financial statements to record additional non-cash stock-based compensation expense and related cash and non-cash tax adjustments related to past stock option grants.  The Company has not yet determined the amount of such charges, the resulting tax and accounting impact, whether the impact on its current financial statements will be material, or what historical periods require restatement.

The Company is focused on resolving these issues as quickly as possible and plans to file its Form 10-Q and any required restated financial statements as soon as practical following the completion of the investigation.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sheryl Kinlaw	(818)	871-8542
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net sales increased 68% to $240.2 million for the three months ended September 30, 2006, from $142.7 million in the prior-year period.  The Company reported net sales of $379.0 million for the six-month period ended September 30, 2006, up from $300.7 million for the same period a year ago.

However, as described above, the review of the Company’s stock option grant practices is still ongoing and the Company has not yet determined with certainty the amount of non-cash stock-based compensation expense and related cash and non-cash tax adjustments that may be required and what historical periods will be impacted.

Therefore, the Company cannot provide a reasonable estimate of whether any significant changes in the results of operations from the three or six months ended September 30, 2005 will be reflected in the financial statements included in this Form 10-Q when it is filed.

THQ INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2006	By:	/s/ James M. Kennedy
James M. Kennedy
Executive Vice President, Business and Legal Affairs

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).